Filed pursuant to Rule 433

Issuer Free Writing Prospectus, dated June 3, 2020

Supplementing the Preliminary Prospectus Supplement, dated June 3, 2020

Registration No. 333-238897

TRI Pointe Group, Inc.

$350,000,000 5.700% Senior Notes due 2028

Pricing Supplement

The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement.

The aggregate principal amount of notes to be issued in the offering increased from $300,000,000 to $350,000,000. The increased amount of $50,000,000 will be funded to the balance sheet and be used for general corporate purposes, including the repayment of our outstanding indebtedness. The information in the Preliminary Prospectus Supplement (including, but not limited to, the financial information in the capitalization table and use of proceeds) is deemed to have changed to the extent affected by the increase in the size of the offering of the notes.

Issuer	TRI Pointe Group, Inc.

Title of Securities	5.700% Senior Notes due 2028

Aggregate Principal Amount	$350,000,000, which represents an increase of $50,000,000 from the offering size in the Preliminary Prospectus Supplement

Maturity Date	June 15, 2028

Coupon	5.700%

Public Offering Price	100.00% plus accrued interest, if any, from June 10, 2020

Yield to Maturity	5.700%

Spread to Benchmark Treasury	+494 basis points

Benchmark Treasury	0.625% due May 15, 2030

Interest Payment Dates	June 15 and December 15 of each year, beginning on December 15, 2020

Record Dates	June 1 and December 1 of each year

Optional Redemption	Make-whole call at T+50 bps. Par call on or after December 15, 2027 (six months prior to the maturity date of the notes).

Underwriting Discount	1.00%

Trade Date	June 3, 2020

Settlement Date

June 10, 2020 (T+5)

We expect that delivery of the notes will be made against payment therefor on or about June 10, 2020, which is the fifth business day following the date of pricing of the notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities and Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their notes on any date prior to the second business day before delivery will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on any date prior to the second business day before delivery should consult their own advisors.

Expected Ratings	Ba3/BB-

CUSIP/ISIN Numbers	CUSIP: 87265H AG4	ISIN: US87265HAG48

Joint Book-Running Managers	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC Credit Suisse Securities (USA) LLC U.S. Bancorp Investments, Inc.

Co-Managers	Fifth Third Securities, Inc. SunTrust Robinson Humphrey, Inc. BMO Capital Markets Corp. Regions Securities LLC Zelman Partners LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus and a related prospectus supplement) with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents TRI Pointe Group, Inc. has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, copies of the prospectus supplement and accompanying prospectus may be obtained by calling Citigroup Global Markets Inc. at 1-866) 803-9204 or at the following address: Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717.

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